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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69229

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____January 1, 2019_____ AND ENDING _____December 31, 2019_____
                                                         Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _____Epic Capital Securities Corp_____

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1951 NW 19th Street
(No. and Street)

Boca Raton   Florida   33431
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman   561-771-0036
                                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown Argiz & Farra, LLC
                        (Name - *if individual, state last, first, middle name*)

1450 Brickell Ave.   Miami   Florida
(Address)   (City)   (State)

SEC
Mail Processing
Section

FEB 2 5 2020

Washington DC
413

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section
240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

DB

OATH OR AFFIRMATION

I, _____Thomas Nilsson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of _____Epic Capital Securities Corp_____

as of _____December 31, 2019_____, are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

JACOB PEDRAJA
Notary Public, State of Florida
Commission# GG 258282
My comm. expires Sept. 13, 2022

Jacob Pedraja
Notary Public

_____
Signature

_____CCO_____
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☑ (e) Statement of Cash Flows

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☑ (j) Statement of Exemption from Rule 15c3-3.

☑ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☑ (l) An Oath or Affirmation.

☐ (m) SIPC Supplemental Report and Independent Accountant's Report

☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance

☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Financial Statements
December 31, 2019

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Index
December 31, 2019



MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Epic Capital Securities Corp

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Epic Capital Securities Corp (the "Company"), (A Wholly-Owned Subsidiary of Technology at Work Holdings Inc.) as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Epic Capital Securities Corp as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Epic Capital Securities Corp's management. Our responsibility is to express an opinion on Epic Capital Securities Corp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Epic Capital Securities Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Epic Capital Securities Corp's financial statements. The supplemental information is the responsibility of Epic Capital Securities Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of a Matter

As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The adoption of ASC 842 required the Company, to record Right of Use of assets and the related lease obligations amounting to $252,697 during 2019. Our opinion is not modified with respect to this matter.

We have served as Epic Capital Securities Corp's auditor since 2014.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 20, 2020

Epic Capital Securities Corp
(A Wholly- Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	21,776
Deposit with clearing organization		406,348
Receivable from clearing organization		509,519
Securities owned, at market value		300,565
Prepaid expenses		33,069
Furniture and equipment, net		7,845
Operating lease right-of-use assets		249,086
Other assets		25,661
TOTAL ASSETS	**$**	**1,553,869**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$	12,293
Due to clearing broker		29,184
Commissions payable		340,508
Operating lease liabilities		255,839
TOTAL LIABILITIES		**637,824**

COMMITMENTS AND CONTINGENCIES (NOTE3)

STOCKHOLDER'S EQUITY:

Common stock, no par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	649,000
Retained earnings	266,945
TOTAL STOCKHOLDER'S EQUITY	**916,045**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 1,553,869**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Operations
For the Year Ended December 31, 2019

REVENUES:	
Commissions income	915,759
Riskless principal income	1,307,066
Mutual fund income	443,499
12b1 fees	1,312,481
Subclearing income	20,904
Interest Income	78,194
Other income	414,460
TOTAL REVENUES	4,492,363
EXPENSES:	
Compensation and related expenses	3,463,145
Floor brokerage, exchange and clearance fees	285,704
Occupancy	109,658
Market data	65,093
Communications	106,701
Service provider fees- related party	65,000
Regulatory fees	15,549
Depreciation expense	5,818
Professional fees	188,764
Travel and entertainment	18,045
Other operating expenses	76,811
TOTAL EXPENSES	4,400,288
Net income before taxes	92,075
Income tax expense	21,671
NET INCOME	$ 70,404

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total	
Balances, January 1, 2019	$	100	$	649,000	$	196,541	$	845,641
Net income		-		-		70,404		70,404
Balances, December 31, 2019	$	100	$	649,000	$	266,945	$	916,045

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	70,404
Adjustments to reconcile net income to net cash		
used in operating activities:		
Depreciation		5,818
Lease obligation		6,753
Changes in operating assets and liabilities:		
Receivable from clearing organization		(420,965)
Deposit with clearing organization		(152,380)
Securities owned, at market value		253,161
Prepaid expenses		(18,030)
Other assets		(17,262)
Commissions payable		259,348
Due to clearing broker		29,184
Accounts payable, accrued expenses and other liabilities		(58,394)
TOTAL ADJUSTMENTS		(112,767)
NET CASH USED IN OPERATING ACTIVITIES		(42,363)
NET DECREASE IN CASH		(42,363)
CASH AT BEGINNING OF YEAR		64,139
CASH AT END OF YEAR	$	21,776
SUPPEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$	34,454
Leased assets obtained in exchange for operating		
lease liabilities upon adoption of accounting standard	$	292,063

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Notes to the Financial Statements
For the Year Ended December 31, 2019

1. NATURE OF BUSINESS

Epic Capital Securities Corp. (the "Company") is a Florida corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for membership on August 19, 2014. The Company is wholly owned by Technology at Work Holdings Inc. (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers. The Company does not maintain customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Agreements

The Company has a clearing agreement with Pershing, LLC to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The agreement between the Company and the clearing broker require that the Company maintain a collateral deposit of $250,000. The collateral deposit at December 31, 2019 is $256,133. At December 31, 2019, the amount due from Pershing totaled $509,519. Beginning March 2019, the Company entered into a clearing agreement with INTL FC Stone Financial Inc. to provide sub-clearing services. The agreement between the Company and the clearing broker require that the Company maintain a collateral deposit of $150,000. The collateral deposit with clearing broker at December 31, 2019 is $150,215. At December 31, 2019 the amount due to the clearing organization amounted to $29,184.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2019 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statement.

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

The Company primarily acts in a principal capacity, buying and selling securities on a riskless principal basis with customers and other dealers.   Such securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on a trade date basis. Revenue earned from mutual funds is recognized as earned and is reflected in mutual fund income.   Revenue earned from 12b1 fees is recognized as earned and is reflected in 12b1 fees. Revenue earned from sub clearing is recognized as earned and is reflected in sub clearing income.

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Other income includes mutual fund fee revenue which is a residual commission and is recorded over time as earned. Trailing commission revenue is generally based on a percentage of the current market value of the clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with Generally Accepted Accounting Principles ("GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Fair Value

Securities owned which consist of money market funds are valued at market.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not the benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other expense, respectively.

Leases

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

• The Company can acquire the leased asset at the end of the lease term for a below-market price.
• The ownership of the leased asset is transferred to the Company at the end of the lease period.
• The duration of the lease encompasses at least 75% of the useful life of the leased assets.
• The present value of the minimum lease payments under the lease represent at least 90% of
  the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheets and are expensed on a straight-line basis over the lease term in the Company's statements of operations.

Subsequent Events

The Company has evaluated subsequent events through February 20, 2020, which is the date the financial statements were issued and determined there were no items to disclose.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Notes to the Financial Statements
For the Year Ended December 31, 2019

3.   COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Leases

Effective September 1, 2019, the Company entered into a 12-month lease agreement for office space in Miami, Florida. The Company has security deposits of $8,149 with the landlord. The deposit is reflected within other assets in the accompanying statement of financial condition. The Company has elected not to record a right-of use asset and lease liability on the balance sheet due to the length of the lease term. Lease payments are expensed on a straight-line basis over the lease term.

The Company leases office space in Boca Raton, Florida through an operating lease set to expire in 2025. Operating lease assets and liabilities as of December 31, 2019 are as follows:

Operating lease ROU assets, net	$	249,086
Operating lease liabilities	$	255,839

Total operating lease costs were approximately $50,013 for the year ended December 31, 2019. Cash amounts included in the measurement of operating lease liabilities was approximately $53,672 for the year ended December 31, 2019. Operating lease ROU assets obtained in exchange for operating lease obligations was approximately $255,839 for the year ended December 31, 2019.

Information associated with the remaining operating lease obligations as of December 31, 2019 are as follows:

Weighted-average remaining lease term lease term in years	5 yrs., 4 mo.
Weighted-average discount rate	5%

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Notes to the Financial Statements
For the Year Ended December 31, 2019

3.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

Estimated future minimum rental payments required under the lease liabilities together with their present value are approximately as follows:

Year ending December 31,

2020	$	51,513
2021		53,058
2022		54,650
2023		56,290
2024		57,978
2025		19,516
Total operating lease payments		**293,005**
Less imputed interest		(37,166)
Total operating lease liabilities	$	**255,839**

4.   INCOME TAXES

The Company recorded income tax expense of $21,671 for the year ended December 31, 2019.

The actual income tax expense for 2019 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 21% to net income) as follows:

	2019	Effective Tax Rate
Current:		
Federal Tax at statutory rate	19,336	21.00%
State income taxes, net of federal tax benefit	2,068	2.18%
Other, net	267	0.01%
Total	**21,671**	**23.19%**

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Notes to the Financial Statements
For the Year Ended December 31, 2019

4.   INCOME TAXES (CONTINUED)

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or Florida examinations by tax authorities for years before 2016.For the year ended December 31, 2019, the Company did not haveany unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

5.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $743,961 which was $493,961 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1 as of December 31, 2019.

6.   FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 5 years. As of December 31, 2019, furniture and equipment amounted to $29,090 and the related accumulated depreciation was $21,245. Repairs and maintenance are expensed as incurred.

7.   FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2019:

	Active Markets for Indentical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2019
Assets (at fair value)				
Investments in securities				
Money market mutual funds	$ 300,565	$ -	$ -	$ 300,565
Total investments in securities	$ 300,565	$ -	$ -	$ 300,565

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Notes to the Financial Statements
For the Year Ended December 31, 2019

7. FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of money market mutual funds is estimated using recently executed transactions, market price quotations (where observable) and bond spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. Money market mutual funds included in Levels 1 of the fair value hierarchy are traded in a highly liquid market.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company may enter into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. RELATED PARTY TRANSACTIONS

On March 1, 2016, the Company entered into an expense sharing agreement, subsequently amended August 1, 2018 with its affiliate. For the year ended December 31, 2019, the agreement resulted in reimbursement of expenses from the affiliate of $52,800 for certain operating expenses. These amounts are reflected within the applicable expense category in the accompanying statement of operations.

On March 1, 2019, the Company entered into a service provider agreement with an affiliated entity for one year which automatically renews for the like term under the same terms and conditions to provide certain administrative and back office assistance. For the year ended December 31, 2019, the agreement resulted in expenses paid to the affiliate in the amount of $65,000 reflected within the accompanying statement of operations.

10. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Supplemental Schedules

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Schedule I- Computation of Net Capital Under Rule 15c3-1 Of the
Securities and Exchange Commission As Of
December 31, 2019

CREDITS:

Stockholder's equity | $ | 916,045

DEBITS:

Prepaid expenses	33,069
Furniture and equipment, net	7,845
Non-allowable receivables from clearing broker, net of offset	90,000
Other assets	25,661
Excess clearing deposit	6,348
Other deductions and charges	9,161
TOTAL DEBITS	172,084
NET CAPITAL	743,961

MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE
INDEBTEDNESS OF $25,916 OR $250,000, WHICHEVER IS GREATER | 250,000

EXCESS NET CAPITAL | $ | 493,961

SCHEDULE OF AGGREGATE INDEBTEDNESS:

Accounts payable, accrued expenses and other liabilities	12,293
Due to clearing broker	29,184
Excess lease liability over right-of-use-assets	6,753
Commissions payable	340,508

TOTAL AGGREGATE INDEBTEDNESS | $ | 388,738

RATIO OF AGGREGATE INDEBTEDNESS TO
NET CAPITAL | 0.52 to 1

SCHEDULE II - Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Company's Corresponding Unaudited Form X-17a-5, Part II Filing

There are no material differences between the preceding computation and the Company's
unaudited Part II of Form X-17A-5 as of December 31, 2019.



MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Epic Capital Securities Corp

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Epic Capital Securities Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which Epic Capital Securities Corp claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Epic Capital Securities Corp stated that Epic Capital Securities Corp met the identified exemption provision throughout the most recent fiscal year ended December 31, 2019 without exception. Epic Capital Securities Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Epic Capital Securities Corp's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 20, 2020

An independent member of Baker Tilly International



Epic Capital Securities Corp.

Exemption Report

We as members of management of Epic Capital Securities Corp. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2019 to December 31, 2019 without exception.

Epic Capital Securities Corp.

I, Thomas Nilsson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CCO

Date: February 20, 2020

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission
December 31, 2019

None: the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.